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                                                                    EXHIBIT 99.1

Tuesday, June 2, 1998
COMPANY PRESS RELEASE
Source: COHR Inc.

               COHR ANNOUNCES APPOINTMENT OF NEW MANAGEMENT TEAM


Chatsworth, CA. - COHR Inc. (NASDAQ-CHRI) today announced effective immediately that Raymond E. List has been appointed President, Chief Executive Officer and elected a Director. Mr. List, 54, currently serves as Managing General Partner of Fairfax Partners, an investment and management firm with offices in California and Virginia. Mr. List previously served as Chairman and President of ICF Kaiser Engineers, a technical, scientific and consulting services company.

COHR also announced that Peter T. Socha has been appointed Executive Vice President. Mr. Socha, 39, previously served as President and Chief Executive Officer of MedEcon Services, Inc., a healthcare services company. Mr. Socha's other experience includes senior positions with Sirrom Capital Corporation, a financial services company headquartered in Nashville, TN.

The new senior management team will also include Daniel F. Clark, Executive Vice President and Chief Financial Officer, who joined the company in December 1997. David Roesler and Ed Gravell will continue in their senior management roles with the Purchase Connection division of the company. Interim President/CEO Steve Gamble remains a director and will assist new management in its transition.

COHR also announced that, in connection with the appointment of the new management team, Sandy Morford, formerly Chief Operating Officer, and Haresh Satiani, formerly Senior Vice President - MasterPlan, have left the company.

The Board also announced that, prior to these changes, Mike Matsuura for personal and family health reasons had resigned from the Board.

Lynn Reitnouer, Chairman of the Board, stated that "the changes in management will provide opportunities and benefits for the Company and its shareholders, customers, and employees, and we believe that this new management team will enable COHR to position itself effectively for the future. The Board will continue the process to consider strategic alternatives to maximize shareholder value."

COHR Inc., a leading national healthcare outsourcing and contract service organization, serves hospitals, integrated health systems and alternate site providers with a wide range of essential services and supplies.